Exhibit 21

Subsidiaries

The company’s principal subsidiaries as of September 30, 2014 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiaries	State/country of organization or incorporation
ALSA Dosimetria, S. de R.L. de C.V.	Mexico
Beijing-Landauer, Ltd.	China
Epsilon Landauer Dozimetri Teknolojileri Sanayi ve Ticaret A.S.	Turkey
IZI Medical Products, LLC	Delaware
ilumark GmbH	Germany
Landauer Australasia Pty Ltd.	Australia
Landauer Medical Physics	Delaware
Landauer Nordic AB	Sweden
Landauer-Europe, Ltd. and subsidiary	United Kingdom
Nagase-Landauer, Ltd.	Japan
SAPRA-Landauer, Ltda.	Brazil
Yamasato, Fujiwara, Higa & Associates, Inc.	Hawaii